J-Devices Corporation

Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012

Independent Auditor's Report

To the Board of Directors and Stockholders of J-Devices Corporation:

We have audited the accompanying consolidated financial statements of J-Devices Corporation and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statement of income, comprehensive income, stockholders' equity and cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J-Devices Corporation and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated balance sheet of J-Devices Corporation and its subsidiaries as of December 31, 2013, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2013 and 2012 were not audited, reviewed, or compiled by us and accordingly, we do not express an opinion or any other form of assurance on them.

/s/ PricewaterhouseCoopers Aarata
Tokyo, Japan
February 19, 2015

J-DEVICES CORPORATION
CONSOLIDATED STATEMETS OF INCOME

	For the Year Ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
	(In thousands)
Net sales	$923,020	$825,135	$531,530
Cost of sales	799,778	741,357	470,527
Gross profit	123,242	83,778	61,003
Selling, general and administrative	50,605	51,306	20,332
Research and development	15,914	11,633	8,840
Total operating expenses	66,519	62,939	29,172
Operating income	56,723	20,839	31,831
Interest expense	2,549	3,481	2,992
Other income, net	(14,464)	(3,339)	(2,568)
Total other (income) expense, net	(11,915)	142	424
Income before taxes	68,638	20,697	31,407
Income tax expense	18,889	4,034	11,041
Net income	$49,749	$16,663	$20,366

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
	(In thousands)
Net income	$49,749	$16,663	$20,366
Other comprehensive (loss) income, net of tax
Adjustments to unrealized components of defined benefit pension plans	(912)	2,082	(517)
Foreign currency translation adjustment	(30,569)	(27,836)	(12,401)
Total other comprehensive loss	(31,481)	(25,754)	(12,918)
Comprehensive income (loss)	$18,268	$(9,091)	$7,448

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013
		(unaudited)
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$115,841	$84,136
Accounts receivable	214,164	218,209
Inventories	33,053	36,372
Other current assets	18,340	13,911
Total current assets	381,398	352,628
Property, plant and equipment, net	197,393	228,941
Other assets	6,746	5,299
Total assets	$585,537	$586,868

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$35,652	$52,565
Trade accounts payable	165,619	177,818
Capital expenditures payable	28,837	19,427
Accrued expenses	71,515	48,591
Total current liabilities	301,623	298,401
Long-term debt	44,940	78,710
Pension obligations	29,673	10,100
Other non-current liabilities	10,315	18,939
Total liabilities	386,551	406,150
Commitments and contingencies (Note 1)
Stockholders' Equity:
Common stock, no par value, 160,000 shares authorized, 64,445 shares issued and outstanding in 2014 and 2013	53,703	53,703
Additional paid-in capital	34,197	34,197
Retained earnings	168,015	118,266
Accumulated other comprehensive loss	(56,929)	(25,448)
Total stockholders' equity	198,986	180,718
Total liabilities and stockholders' equity	$585,537	$586,868

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

			Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Common Stock
	Shares	Value
	(In thousands, except share data)
Balance at December 31, 2011 (unaudited)	36,826	$19,506	$—	$81,237	$13,224	$113,967
Net income	—	—	—	20,366	—	20,366
Other comprehensive loss	—	—	—	—	(12,918)	(12,918)
Balance at December 31, 2012 (unaudited)	36,826	$19,506	$—	$101,603	$306	$121,415
Net income	—	—	—	16,663	—	16,663
Other comprehensive loss	—	—	—	—	(25,754)	(25,754)
Issuance of stock	27,619	34,197	34,197	—	—	68,394
Balance at December 31, 2013 (unaudited)	64,445	$53,703	$34,197	$118,266	$(25,448)	$180,718
Net income	—	—	—	49,749	—	49,749
Other comprehensive loss	—	—	—	—	(31,481)	(31,481)
Balance at December 31, 2014	64,445	$53,703	$34,197	$168,015	$(56,929)	$198,986

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
	(In thousands)
Cash flows from operating activities:
Net income	$49,749	$16,663	$20,366
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,238	66,062	56,681
Amortization of deferred debt issuance costs and premiums	452	761	621
Deferred income taxes	112	(4,723)	4,023
Gain from acquisition of business	(14,739)	(2,724)	(2,356)
(Gain) loss on disposal of fixed assets, net	2,861	507	2,058
Other, net	622	1,743	980
Changes in assets and liabilities:
Accounts receivable	(19,627)	(99,612)	(14,721)
Inventories	3,495	32,059	(429)
Other current assets	149	7,115	(11,175)
Other assets	(73)	(1,394)	(563)
Trade accounts payable	4,943	112,219	2,543
Accrued expenses	16,995	22,022	(3,781)
Pension obligations	7,501	5,715	2,973
Other non-current liabilities	(244)	(3,315)	(3,827)
Net cash provided by operating activities	129,434	153,098	53,393
Cash flows from investing activities:
Payments for property, plant and equipment	(53,171)	(33,666)	(54,985)
Proceeds from sale of property, plant and equipment	1,941	97	—
Acquisition of business, net of cash acquired	(3,425)	(59,207)	(38,161)
Cash received on acquisition of business from Amkor, net of payments	15,777	—	—
Other investing activities	(11)	(13)	(15)
Net cash used in investing activities	(38,889)	(92,789)	(93,161)
Cash flows from financing activities:
Borrowings under short-term credit facilities	28,248	30,223	77,060
Payments under short-term credit facilities	(29,970)	(54,323)	(43,244)
Proceeds from issuance of long-term debt	—	—	53,063
Payments of long-term debt	(36,705)	(34,235)	(20,604)
Payments for debt issuance costs	—	—	(1,442)
Payments of capital lease obligations	(1,794)	(1,952)	(1,863)
Payments of capital lease obligations to Amkor	—	(8,843)	(15,446)
Proceeds from issuance of stock	—	68,394	—
Net cash (used in) provided by financing activities	(40,221)	(736)	47,524
Effect of exchange rate fluctuations on cash and cash equivalents	(18,619)	(10,574)	(2,746)
Net increase in cash and cash equivalents	31,705	48,999	5,010
Cash and cash equivalents, beginning of period	84,136	35,137	30,127
Cash and cash equivalents, end of period	$115,841	$84,136	$35,137
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$2,451	$1,551	$1,516
Income taxes	6,446	1,406	24,102
Non-cash investing activities:
Additions to property, plant and equipment included in capital expenditures payable	28,837	19,427	24,333
Equipment acquired through capital leases	2,161	798	1,289

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements

1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

In October 2009, Amkor Technology, Inc. ("Amkor") and Toshiba Corporation ("Toshiba") invested in Nakaya Microdevices Corporation (“NMD”), a semiconductor company with a history dating back to 1970, to form a joint venture in Japan. As a result of the transaction, NMD was owned 60% by the former shareholders of NMD, 30% by Amkor and 10% by Toshiba, and changed its name to J-Devices Corporation ("J-Devices"). In April 2013, Amkor completed the exercise of their option and purchased 27,619 new common shares for an aggregate purchase price of $68.4 million. The transaction increased Amkor's ownership interest to 60.0% and decreased the ownership interest of the former shareholders of NMD to 34.3% and Toshiba to 5.7%. In January 2015, Amkor purchased shares from Toshiba, which increased their ownership interest to 65.7%. Amkor has an option to increase their ownership interest up to 80% in 2015 and thereafter by purchasing shares owned by the other shareholders.

The governance provisions currently applicable to the joint venture restrict the ability of any individual investor, even with majority ownership, to cause us to take certain actions without the consent of the other investors. If Amkor exercises their 80% option, certain governance restrictions will lapse, and Amkor will obtain control.

J-Devices is the largest provider of outsourced semiconductor packaging and test services in Japan. Semiconductor manufacturing is broadly divided into wafer processing and packaging and test processing; wafer processing refers to the process of making wafers (semiconductor components). J-Devices' business solutions enable customers to outsource the packaging and test process via a turn-key solution; from wafer test through to packaging and all other evaluation test processes.

Basis of Presentation

Our Consolidated Financial Statements include the accounts of J-Devices Corporation and our subsidiaries (“J-Devices”). Our Consolidated Financial Statements reflect the elimination of all significant inter-company accounts and transactions. We completed the purchase of a legal entity consisting of three factories from Renesas Electronics Corporation ("Renesas") on June 1, 2013, and Amkor Iwate Company, Ltd. ("AIC") from Amkor on June 30, 2014. The financial results of the entities have been included in our Consolidated Financial Statements from the dates of acquisition (Note 3). As of December 31, 2014, AIC merged into J-Devices.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates and assumptions. We have evaluated subsequent events through February 19, 2015, which is the date the financial statements were issued. These financial statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X for inclusion in the Form 10-K of Amkor, as we are an equity-method investee of Amkor. Pursuant to Rule 3-09, only the financial statements as of and for the year ended December 31, 2014 have been audited and the financial statements for the years ended December 31, 2013 and 2012 are unaudited. Those unaudited financial statements include all adjustments of a normal recurring nature necessary to present fairly our results of operations, financial position and cash flows for the years presented.

Foreign Currency Translation

The Japanese yen is our functional currency and U.S. dollars is our reporting currency. Our asset and liability amounts are translated into U.S. dollars at end-of-period exchange rates. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in the stockholders’ equity section of the balance sheet. Assets and liabilities denominated in a currency other than the functional currency are remeasured into the functional currency prior to translation into U.S. dollars, and the resulting transaction exchange gains or losses are included in other expense (income) in the period in which they occur.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

Risks and Concentrations

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. Our financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new package and test technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on materials and equipment suppliers. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. Our profitability and ability to generate cash from operations is principally dependent upon demand for semiconductors, the utilization of our capacity, semiconductor package mix, the average selling price of our services, our ability to manage our capital expenditures and our ability to control our costs including labor, material, overhead and financing costs.

A significant portion of our revenues is concentrated with a small number of customers. The loss of a significant customer, a reduction in orders or decrease in price from a significant customer or disruption in any of our significant strategic partnerships or other commercial arrangements could have a material adverse effect on our business, liquidity, results of operations, financial condition and cash flows.

Financial instruments, for which we are subject to credit risk, consist principally of accounts receivable and cash and cash equivalents. With respect to accounts receivable, we mitigate our credit risk by selling primarily to well established companies, performing ongoing credit evaluations and making frequent contact with customers. In addition, we may utilize non-recourse factoring to mitigate credit risk when considered appropriate. We have historically mitigated our credit risk with respect to cash through diversification of our holdings into various high quality bank deposit accounts.

Warranty

We generally warrant that our services will be performed in a professional and workmanlike manner and in compliance with our customers’ specifications. We accrue costs for known warranty issues. Historically, our warranty costs have been immaterial.

Asset Retirement Obligations

We recognize a liability for the fair value of required asset retirement obligations ("ARO") when such obligations are incurred. Our AROs are primarily associated with leasehold improvements, which, at the end of a lease, we are contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, we record a liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. We estimate the liability using a number of assumptions, including cost inflation rates and discount rates, and accrete it to its projected future value over time. The capitalized asset is depreciated using the same depreciation convention as leasehold improvement assets. Upon satisfaction of the ARO conditions, any difference between the recorded liability and the actual retirement costs incurred is recognized as a gain or loss in the consolidated statements of income. Our net ARO liabilities included in other long-term liabilities as of December 31, 2014 and 2013, were $2.3 million and $0.8 million, respectively. The ARO assets have been fully depreciated as of December 31, 2014 and 2013.

Contingencies and Litigation

We may be subject to certain legal proceedings, lawsuits and other claims. We accrue for a loss contingency, including legal proceedings, lawsuits, pending claims and other legal matters, when we conclude that the likelihood of a loss is probable and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, and no amount in the range constitutes a better estimate than any other amount, we accrue for the amount at the low end of the range. We adjust our accruals from time to time as we receive additional information, but the loss we incur may be significantly greater than or less than the amount we have accrued. We disclose loss contingencies if there is at least a reasonable possibility that a loss has been incurred. Attorney fees related to legal matters are expensed as incurred.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

Cash

Our cash consists of amounts invested in various bank operating accounts.

Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is principally determined by a weighted moving average basis for raw materials and purchased components and on an average cost basis for work-in-process, both of which approximate actual cost. We reduce the carrying value of our inventories for the cost of inventory we estimate is excess and obsolete based on the age of our inventories. When a determination is made that the inventory will not be utilized in production or is not saleable, it is written-off.

Other Current Assets

Other current assets consist principally of deferred tax assets and prepaid expenses.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets which are as follows:

Buildings and improvements	2 to 50 years
Machinery and equipment	2 to 7 years
Software and computer equipment	2 to 6 years
Furniture, fixtures and other equipment	2 to 20 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of a long-lived asset group to be held and used in operations is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If such asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset group exceeds its fair value. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal.

Other Assets

Other assets consist principally of deposits.

Other Non-current Liabilities

Other non-current liabilities consist primarily of liabilities associated with deferred tax liabilities, long-term portion of capital lease obligation and asset retirement obligations.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

Fair Value Measurements

We apply fair value accounting for assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. See Note 13 for further discussion of fair value measurements.

Revenue Recognition

We recognize revenue from our packaging and test services, net of value-added or other similar taxes, when there is evidence of an arrangement, delivery has occurred or services have been rendered, fees are fixed or determinable and collectibility is reasonably assured. Generally these criteria are met and revenue is recognized upon customer acceptance.

We generally do not take ownership of customer-supplied semiconductor wafers. Title and risk of loss remains with the customer for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in our Consolidated Financial Statements.

Provisions are made for doubtful accounts when there is doubt as to the collectibility of accounts receivable. The allowance for doubtful accounts is recorded as bad debt expense and is classified as selling, general and administrative expense. The allowance for doubtful accounts is based upon specific identification of doubtful accounts considering the age of the receivable balance, the customer’s historical payment history and current credit worthiness as well as specific identification of any known or expected collectibility issues. Historically, our allowance for doubtful accounts has been immaterial.

Shipping and Handling Fees and Costs

Amounts billed to customers for shipping and handling are presented in net sales. Costs incurred for shipping and handling are included in cost of sales.

Research and Development Costs

Research and development expenses include costs attributable to the conduct of research and development programs primarily related to the development of new package designs and improving the efficiency and capabilities of our existing production processes. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation and maintenance of research equipment, services provided by outside contractors and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as for net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized.

In determining the amount of the valuation allowance, we consider all available evidence of realization, as well as feasible tax planning strategies. If all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if we conclude that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. We believe that it is more likely than not

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

that the tax benefits related to the deferred tax assets will be realized and do not have a valuation allowance. We monitor on an ongoing basis our ability to utilize our deferred tax assets and the need for a related valuation allowance.

We recognize in our Consolidated Financial Statements the impact of an income tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Related interest and penalties are classified as income taxes in the financial statements. See Note 5 for more information regarding unrecognized income tax benefits.

2.	New Accounting Standards

Recently Issued Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, and permits the use of either full retrospective or modified retrospective methods of adoption. Early adoption is not permitted. We are currently evaluating the method of adoption and the impact that this guidance will have on our financial statements and disclosure.

3.    Business Acquisitions

In June 2014, we completed the purchase of 100% of the shares of AIC, Amkor’s previously wholly-owned subsidiary engaged in semiconductor packaging and test operations in Japan, for ¥1.1 billion ($9.5 million). We paid ¥0.1 billion ($1.0 million) in cash at closing and will pay the remaining ¥1.0 billion ($8.5 million) by June 30, 2015. Under the purchase method of accounting, we allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition and recognized a gain of $14.7 million (Note 4) as the fair value of the net assets acquired exceeded the purchase price. As part of the acquisition, we entered into an agreement by which Amkor shall continue to bill customers on behalf of AIC during the transition period. As of December 31, 2014, we received $5.4 million and have an outstanding receivable of $2.7 million.

In June 2013, we completed the purchase of a legal entity consisting of three back-end factories that were engaged in the semiconductor packaging and test operations in Japan from Renesas, and subsequently changed the name of the entity to J-Devices Semiconductor Corporation ("J-Semi"). The purpose of the acquisition is to improve our competitiveness in the market through establishing a mutually beneficial relationship with Renesas, one of Japan's largest electronics companies and one of the world's largest semiconductor companies. The total price paid for the shares was ¥12.6 billion ($124.1 million). We paid ¥4.8 billion ($47.5 million) in cash at closing, assumed a loan of ¥7.0 billion ($69.1 million) from Renesas and paid an additional ¥0.8 billion ($7.5 million) in cash as a price adjustment in August 2013.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values on the date of acquisition:

(In thousands)
Inventories	$40,406
Property, plant and equipment, net	94,593
Other Assets	1,747
Total assets acquired	136,746
Current liabilities	(3,758)
Non-current liabilities	(6,195)
Total liabilities assumed	(9,953)
Net assets acquired	$126,793

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

As the fair value of the net assets acquired exceeded the purchase price, we recognized a gain of $2.7 million (Note 4). The gain is primarily due to the fact that Renesas was undertaking a restructuring of their business and motivated to outsource their packaging and test service to a specialized company like J-Devices to achieve better efficiency. As part of the acquisition, we entered into a five-year manufacturing services agreement with Renesas to provide semiconductor packaging and test services. Under the agreement, there is a take or pay arrangement subject to annual settlement for the first two years.

In December 2012, we completed the purchase of certain assets and the transfer of certain employees of three factories from Fujitsu Semiconductor Limited. The purchase price was ¥3.4 billion ($42.3 million), for which we paid ¥3.1 billion ($38.2 million) in cash at closing and ¥345.9 million ($4.1 million) in cash in January 2013. We allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition and recognized a gain of $2.4 million (Note 4) as the fair value of the net assets acquired exceeded the purchase price. As part of the acquisition, we entered into a three-year outsourcing agreement to provide semiconductor packaging and test services.

4.    Other Income and Expense

Other income and expense consists of the following:

	For the Year Ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
	(In thousands)
Foreign currency loss (gain)	$357	$(415)	$(128)
Gain from acquisition of business	(14,739)	(2,724)	(2,356)
Other income, net	(82)	(200)	(84)
Total other income, net	$(14,464)	$(3,339)	$(2,568)

5.    Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	For the Year Ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
	(In thousands)
Current	$18,777	$8,757	$7,018
Deferred	112	(4,723)	4,023
Total provision	$18,889	$4,034	$11,041

The reconciliation between the Japan statutory income tax rate of approximately 36% (2014), 38% (2013) and 39% (2012) and our income tax provision is as follows:

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

	For the Year Ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
	(In thousands)
Japan statutory tax at 36% (2014), 38% (2013) and 39% (2012)	$24,710	$7,815	$12,212
Income tax credits generated	(525)	(3,411)	(835)
Bargain purchase gain	(5,215)	(550)	(924)
Other	(81)	180	588
Total	$18,889	$4,034	$11,041

On November 30, 2011, Japan enacted a corporate tax rate reduction effective for the fiscal year starting on April 1, 2012 partially offset by a temporary earthquake damage restoration surtax, which expired for fiscal year starting April 1, 2014.

Research and development credits are available for a base level of qualified research and development expenditures and additional credits are available for incremental research and development expenditures over prior year levels subject to certain tax liability limitations.

The Japanese government provides special tax credit relief to support earthquake disaster district reconstruction. We were certified as a designated business operator by Murata-Cho in Miyagi prefecture in March 2013 and are allowed to claim tax credits for 10% of the salaries of affected employees limited to 20% of the national corporate income tax liability within five years from March 2013.

Income tax credits generated in 2014, 2013 and 2012 have been recognized in our income tax provision.

The gains from our recent business acquisitions (Note 3) are not taxable for Japanese tax purposes.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

The following is a summary of the components of our deferred tax assets and liabilities:

	December 31,
	2014	2013
		(unaudited)
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$5,054	$—
Accounts receivable	28	1,937
Income tax credits	328	2,114
Accrued liabilities	21,480	10,900
Property, plant and equipment	1,049	—
Other	210	138
Total deferred tax assets	28,149	15,089
Deferred tax liabilities:
Property, plant and equipment	10,949	17,238
Deferred gain	3,613	521
Other	357	1,225
Total deferred tax liabilities	14,919	18,984
Net deferred tax assets	$13,230	$(3,895)
Recognized as:
Other current assets	$15,219	$10,835
Other assets	2,899	—
Other non-current liabilities	(4,888)	(14,730)
Total	$13,230	$(3,895)

At December 31, 2014, we had net operating loss carryforwards ("NOL's") of $19.3 million which expire from 2017-2022. These NOL's were acquired as part of the AIC stock acquisition on June 30, 2014.

Our income tax returns are subject to examination by tax authorities. The tax years ended March 31, 2013 and 2012 have recently been examined without material adjustment. Our tax returns for the open years ended March 31, 2014 and after are subject to changes upon examination. Tax return examinations involve uncertainties and there can be no assurance that the outcome of examinations will be favorable.

We have not identified any uncertain tax positions for which we have unrecognized tax benefits as of December 31, 2014, 2013 or 2012.

6.     Factoring of Accounts Receivable

We utilize non-recourse factoring arrangements with third party financial institutions to manage our working capital and cash flows. Under this program, we sell receivables to a financial institution for cash at a discount to the face amount. As part of the factoring arrangements, we perform certain collection and administrative functions for the receivables sold. For the year ended December 31, 2014 and 2013, we sold accounts receivable totaling $115.1 million and $297.9 million, respectively, for a discount, plus fees, of $0.08 million and $0.14 million, respectively.

7.     Inventories

Inventories consist of the following:

	December 31,
	2014	2013
		(unaudited)
	(In thousands)
Raw materials and purchased components	$19,038	$18,857
Work-in-process	14,015	17,515
Total inventories	$33,053	$36,372

8.     Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2014	2013
		(unaudited)
	(In thousands)
Land	$23,760	$27,349
Buildings and improvements	49,579	56,000
Machinery and equipment	342,644	350,628
Software and computer equipment	16,306	14,544
Furniture, fixtures and other equipment	39,769	36,023
Machinery and equipment under capital lease	6,264	6,637
Construction in progress	10,340	5,097
Total property, plant and equipment	488,662	496,278
Less accumulated depreciation and amortization	(291,269)	(267,337)
Total property, plant and equipment, net	$197,393	$228,941

Depreciation expense was $77.2 million, $66.1 million, and $56.7 million for 2014, 2013 and 2012, respectively.

9.     Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2014	2013
		(unaudited)
	(In thousands)
Payroll and benefits	$36,918	$33,474
Acquisition payable (Note 3)	8,485	—
Income taxes payable	11,322	1,406
Other accrued expenses	14,790	13,711
Total accrued expenses	$71,515	$48,591

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

10.     Debt

Following is a summary of short-term borrowings and long-term debt:

	December 31,
	2014	2013
		(unaudited)
	(In thousands)
Short-term credit facilities:
Variable rate (1)	$7,848	$9,318
Fixed rate (1)	4,144	6,180
Term loans:
Long-term prime lending rate linked to short-term prime lending rate less 1.275%, due 2015 (2)	690	5,547
TIBOR plus 1.0%, due 2015 (2)	1,025	8,312
TIBOR plus 1.0%, due 2016 (2)	6,112	10,815
TIBOR plus 1.2% due 2017 (3)	17,265	27,873
Fixed rate at 2.1%, due 2018 (4)	43,508	63,230
	80,592	131,275
Less: Short-term borrowings and current portion of long-term debt	(35,652)	(52,565)
Long-term debt	$44,940	$78,710

(1)
We have ¥1.5 billion ($12.4 million) of short-term credit facilities which mature annually and semi-annually. The facilities have been renewed at each maturity. Principal is payable in monthly installments.

(2)
In 2011, we entered into ¥7.0 billion ($58.0 million) of term loan agreements which are collateralized by substantially all the land and factories located at our facilities and a certain portion of accounts receivable. Principal is payable in monthly installments.

(3)
In 2012, we entered into a ¥4.3 billion ($35.2 million) syndicated term loan agreement which is collateralized by the land, factories and equipment located at our facilities and a certain portion of accounts receivable. Principal is payable in quarterly installments.

(4)
In 2013, we entered into a ¥7.0 billion ($58.0 million) term loan with Renesas in accordance with the Stock Transfer Agreement which is collateralized by substantially all the land, factories and equipment located at our facilities at J-Semi. Principal is payable in quarterly installments.

Interest Rates

Interest is payable monthly on the variable rate debt and monthly or quarterly on the fixed rate debt. Refer to the following table for the interest rates on our debt.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

	Interest Rates at December 31,
	2014	2013
		(unaudited)
Short-term credit facilities:
Variable rate	0.53%	0.55%
Fixed rate	0.53%	0.65%
Term loan:
Long-term prime lending rate linked to short-term prime lending rate less 1.275%, due 2015	1.20%	1.20%
TIBOR plus 1.0%, due 2015	1.13%	1.15%
TIBOR plus 1.0%, due 2016	1.13%	1.15%
TIBOR plus 1.2%, due 2017	1.33%	1.35%
Fixed rate at 2.1%, due 2018	2.10%	2.10%

Compliance with Debt Covenants

Our loan agreements contain a number of affirmative and negative covenants which could restrict our operations and could result in acceleration of payment if there is a material adverse event. The loan agreement governing our syndicated term loan contains financial covenants that requires us to maintain certain levels of net assets and debt service coverage and net leverage ratios. We were in compliance with all our covenants as of December 31, 2014 and 2013.

Assets pledged as collateral

As of December 31, 2014 and 2013, the carrying value of the assets pledged as collateral for our syndicated term loan and term loans amounted to $119.2 million and $138.7 million, respectively.

Maturities

Total Debt
(In thousands)
Payments due for the year ending December 31,
2015	$35,652
2016	21,426
2017	14,813
2018	8,701
2019	—
Thereafter	—
Total debt	$80,592

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

11.     Pension Plans

We sponsor defined benefit plans (the “Plans”) that cover all regular employees with at least one year of service. Charges to expense are based upon actuarial analyses.

The following table summarizes the Plans’ benefit obligations, fair value of the Plans’ assets and the funded status of the Plans at December 31, 2014 and 2013.

	For the Year Ended December 31,
	2014	2013
		(unaudited)
	(In thousands)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$17,189	$13,781
Service cost	9,032	7,765
Interest cost	340	151
Benefits paid	(652)	(327)
Actuarial losses (gains)	2,312	(1,182)
Acquisition (Note 3)	14,676	—
Foreign exchange gain	(5,290)	(2,999)
Projected benefit obligation at end of year	37,607	17,189
Change in plan assets:
Fair value of plan assets at beginning of year	9,405	6,873
Actual gain on plan assets	978	2,245
Employer contributions	3,100	2,030
Benefits paid	(653)	(176)
Foreign exchange loss	(1,619)	(1,567)
Fair value of plan assets at end of year	11,211	9,405
Funded status of the Plans at end of year	$(26,396)	$(7,784)

The accrued benefit liability, included in pension obligations in the Consolidated Balance Sheets, as of December 31, 2014 and 2013 was $26.4 million and $7.8 million, respectively. The accumulated benefit obligation as of December 31, 2014 and 2013 was $35.5 million and $16.1 million, respectively.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

The following table summarizes, by component, the change in accumulated other comprehensive income related to our Plans:

	Prior Service Cost	Actuarial Net (Loss) Gain	Total
	(In thousands)
Balance at December 31, 2012, net of tax (unaudited)	$(379)	$(575)	$(954)
Amortization included in net periodic pension cost	27	(34)	(7)
Net gain arising during period	—	2,089	2,089
Adjustments to unrealized components of defined benefit pension plan included in other comprehensive income	27	2,055	2,082
Balance at December 31, 2013, net of tax (unaudited)	$(352)	$1,480	$1,128
Amortization included in net periodic pension cost	25	—	25
Net gain arising during period	—	(937)	(937)
Adjustments to unrealized components of defined benefit pension plan included in other comprehensive income	25	(937)	(912)
Balance at December 31, 2014, net of tax	$(327)	$543	$216

Estimated amortization to be included in 2015 net periodic pension cost	$(48)	$—	$(48)

Information for pension plans with benefit obligations in excess of plan assets are as follows:

	December 31,
	2014	2013
		(unaudited)
	(In thousands)
Plans with underfunded or non-funded projected benefit obligation:
Aggregate projected benefit obligation	$37,607	$17,189
Aggregate fair value of plan assets	11,211	9,405
Plans with underfunded or non-funded accumulated benefit obligation:
Aggregate accumulated benefit obligation	35,455	16,118
Aggregate fair value of plan assets	11,211	9,405

The following table summarizes net periodic pension costs:

	For the Year Ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
	(In thousands)
Components of net periodic pension cost and total pension expense:
Service cost	$9,032	$7,765	$5,174
Interest cost	340	151	134
Expected return on plan assets	(106)	(151)	(123)
Amortization of prior service cost	(39)	(43)	(52)
Recognized actuarial loss	—	53	43
Total pension expense	$9,227	$7,775	$5,176

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the weighted-average assumptions used in computing the net periodic pension cost and projected benefit obligations at December 31, 2014, 2013 and 2012:

	For the Year Ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
Discount rate for determining net periodic pension cost	1.5%	1.5%	1.5%
Discount rate for determining benefit obligations at year end	1.0%	1.5%	1.3%
Rate of compensation increase for determining benefit obligations at year end	0.6%	—%	—%
Expected rate of return on plan assets for determining net periodic pension cost	1.5%	1.0%	2.0%

The measurement date for determining the Plans’ assets and benefit obligations is December 31, each year. Discount rates are generally derived from yield curves constructed from high-quality corporate or foreign government bonds, for which the timing and amount of cash outflows approximate the estimated payouts.

The expected rate of return assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and the forward-looking views of the financial markets and include input from our actuaries. One of our defined benefit pension plans is a non-funded plan and as such, no assets exist related to this plan. Our investment strategy for our other defined benefit plan is based on long-term, sustained asset growth through low to medium risk investments. The current rate of return assumption targets are based on an asset allocation strategy for our plan assets of 57% debt securities, 41% equity securities and 2% others.

The fair value of our pension plan assets at December 31, 2014, by asset category utilizing the fair value hierarchy as discussed in Note 13, is as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Cash and cash equivalents	$690	$—	$—	$690
Equity securities
Domestic securities	2,188	—	—	2,188
Foreign securities	2,231	—	—	2,231
	4,419	—	—	4,419
Bonds
Domestic government and corporate bonds	—	5,014		5,014
Foreign government and corporate bonds	—	1,001	—	1,001
	—	6,015	—	6,015
Other	—	—	87	87
Total	$5,109	$6,015	$87	$11,211

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

The fair value of our pension plan assets at December 31, 2013, by asset category utilizing the fair value hierarchy as discussed in Note 13, is as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Cash and cash equivalents	$2,269	$—	$—	$2,269
Equity securities
Domestic securities	1,493	—	—	1,493
Foreign securities	1,373	—	—	1,373
	2,866	—	—	2,866
Bonds
Domestic government and corporate bonds	—	3,578	—	3,578
Foreign government and corporate bonds	—	609	—	609
	—	4,187	—	4,187
Other	—	—	83	83
Total	$5,135	$4,187	$83	$9,405

We contributed $3.1 million and $2.0 million to the Plans during 2014 and 2013, respectively, and we expect to contribute $2.8 million during 2015. We closely monitor the funded status of the Plans with respect to legislative requirements. We intend to make at least the minimum contribution required by law each year.

The estimated future benefit payments related to our foreign defined benefit plans are as follows:

Payments
(In thousands)
2015	$708
2016	1,195
2017	1,556
2018	2,509
2019	3,195
2020 to 2024	26,170

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

12.     Accumulated Other Comprehensive Income (Loss)

The following table reflects the changes in accumulated other comprehensive income (loss), net of tax:

	Defined Benefit Pension	Foreign Currency Translation	Total
	(In thousands)
Accumulated other comprehensive (loss) income at December 31, 2012 (unaudited)	$(954)	$1,260	$306
Other comprehensive income (loss) before reclassifications	2,089	(27,836)	(25,747)
Amounts reclassified from accumulated other comprehensive (loss) income	(7)	—	(7)
Other comprehensive income (loss)	2,082	(27,836)	(25,754)
Accumulated other comprehensive income (loss) at December 31, 2013 (unaudited)	$1,128	$(26,576)	$(25,448)
Other comprehensive loss before reclassifications	(937)	(30,569)	(31,506)
Amounts reclassified from accumulated other comprehensive income (loss)	25	—	25
Other comprehensive loss	(912)	(30,569)	(31,481)
Accumulated other comprehensive income (loss) at December 31, 2014	$216	$(57,145)	$(56,929)

Amounts reclassified out of accumulated other comprehensive (loss) income are included as a component of net periodic pension cost (Note 11).

13.     Fair Value Measurements

The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities and Level 3, defined as unobservable inputs that are not corroborated by market data.

The fair values of cash, accounts receivable, trade accounts payable, capital expenditures payable and the majority of other current assets, other assets, accrued expenses and other non current liabilities approximate carrying values because of their short-term nature. We also measure certain assets and liabilities, including property, plant and equipment, at fair value on a nonrecurring basis.

We measure the fair value of our debt for disclosure purposes. The following table presents the fair value of our debt:

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

	December 31, 2014		December 31, 2013
			(unaudited)
	Fair Value	Carrying Value	Fair Value	Carrying Value
	(In thousands)
Short-term credit facilities	$11,994	$11,992	$15,500	$15,498
Term loans	69,485	68,600	116,638	115,777
Total debt	$81,479	$80,592	$132,138	$131,275

The estimated fair value of our short-term credit facilities and term loans was based on a third-party valuation using an income approach which discounts the future interest and principal payments at the estimated fair market yield.

14.     Leases

Future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are:

Lease Payments
(In thousands)
2015	$9,547
2016	5,886
2017	838
2018	336
2019	300
Thereafter	438
Total	$17,345

Rent expense amounted to $19.0 million, $24.2 million and $27.0 million for 2014, 2013 and 2012, respectively.

The following is a summary of future minimum lease payments under capital leases together with the present value of the minimum lease payments at December 31, 2014:

(In thousands)
2015	$1,720
2016	1,518
2017	1,252
2018	241
2019	22
Thereafter	—
Total minimum lease payments	4,753
Less: amount of interest contained in above payments	(236)
Present value of minimum lease payments	4,517
Less: current portion of capital lease obligation	(1,484)
Long-term portion of capital lease obligation	$3,033

In conjunction with the joint venture agreement, we leased packaging and test equipment from Amkor, which was accounted for as a direct financing lease. During 2012, we made lease payments of $15.4 million, which included imputed interest.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

At the end of the lease in October 2012, we purchased the remaining equipment for $8.8 million, which was paid in January 2013.

15.     Related Party Transactions

Mr. Yoshifumi Nakaya, Representative Director and one of our major shareholders, provides guarantee, free of charge, for certain debt we borrowed from banks. The outstanding balance of those debts as of December 31, 2014 and 2013 was $36.0 million and $68.0 million, respectively.